        SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG - TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 13, 2020

AFFILIATE OFFICES

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VIA EDGAR

Ms. Cara Wirth

Ms. Erin Jaskot

Mr. Scott Stringer

Mr. Jim Allegretto

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc. (CIK No. 0001821468)
Registration Statement on Form F-1

Dear Ms. Wirth, Ms. Jaskot, Mr. Stringer and Mr. Allegretto:

On behalf of our client, 17 Education & Technology Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the your review, we will separately deliver to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on November 3, 2020 and two copies of the filed exhibits.

Securities and Exchange Commission

November 13, 2020

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about November 27, 2020, and to launch the road show for the offering on or about November 30, 2020. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Frank Li, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7290 or via email at frli@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Andy Chang Liu, Chief Executive Officer, 17 Education & Technology Group Inc.

Michael Chao Du, Chief Financial Officer, 17 Education & Technology Group Inc.

Frank Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP